                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549




                                     SCHEDULE 13G

                                    (RULE 13d-102)


                       INFORMATION TO BE INCLUDED IN STATEMENTS
                        FILED PURSUANT TO RULE 13d-1(b), (c),
                         AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO RULE 13d-2(b)

                                  (Amendment No. __)



                                    DANSKIN, INC.
--------------------------------------------------------------------------------
                                   (Name of Issuer)


                                     COMMON STOCK
--------------------------------------------------------------------------------
                            (Title of Class of Securities)


                                     236 365 102
                              -------------------------
                                    (CUSIP Number)


                                    June 25, 1998
                      -----------------------------------------
               (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the Rule Pursuant to which this Schedule is filed.

/X/  Rule 13d-1(b)

/ /  Rule 13d-1(c)

/ /  Rule 13d-1(d)


                                  Page 1 of 8 pages
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-------------------------                              -----------------------
 CUSIP NO.   236 365 102               13G              PAGE  2  OF  8  PAGES
           -------------                                     ---    ---
-------------------------                              -----------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


           SunAmerica Life Insurance Company
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /

                                                             (b) / /

--------------------------------------------------------------------------------
  3   SEC USE ONLY

--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Arizona
--------------------------------------------------------------------------------
                 5  SOLE VOTING POWER


   NUMBER OF             1,827,440
                 ---------------------------------------------------------------
     SHARES      6  SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY             0
                 ---------------------------------------------------------------
      EACH       7  SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH            1,827,440
                 ---------------------------------------------------------------
                 8  SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,827,440
--------------------------------------------------------------------------------
 10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                             / /

--------------------------------------------------------------------------------
 11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                     18.1%
--------------------------------------------------------------------------------
 12   TYPE OF REPORTING PERSON

                     CO/IC
--------------------------------------------------------------------------------


                                  Page 2 of 8 pages
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-------------------------                              -----------------------
 CUSIP NO.   236 365 102               13G              PAGE  3  OF  8  PAGES
           -------------                                     ---    ---
-------------------------                              -----------------------

--------------------------------------------------------------------------------
  1   NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           SunAmerica Inc.
--------------------------------------------------------------------------------
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                             (a) / /
                                                             (b) / /
--------------------------------------------------------------------------------
  3   SEC USE ONLY
--------------------------------------------------------------------------------
  4   CITIZENSHIP OR PLACE OF ORGANIZATION

           Maryland
--------------------------------------------------------------------------------
                5    SOLE VOTING POWER

                          0
                ----------------------------------------------------------------
   NUMBER OF
    SHARES      6    SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY               1,827,440 (includes 1,827,440 shares for which the
                          Reporting Person may be deemed to share voting power
                          solely by reason of affiliation with the other
                          Reporting Persons described herein but for which this
                          Reporting Person disclaims beneficial ownership)
                ----------------------------------------------------------------
     EACH       7    SOLE DISPOSITIVE POWER
   REPORTING
  PERSON WITH             0
                ----------------------------------------------------------------
                8    SHARED DISPOSITIVE POWER

                          1,827,440 (includes 1,827,440 shares for which the Reporting Person may be deemed to share dispositive power solely by reason of affiliation with the other Reporting Persons described herein but for which this Reporting Person disclaims beneficial ownership)
--------------------------------------------------------------------------------
  9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                1,827,440 (includes 1,827,440 shares for which the Reporting Person may be deemed to beneficially own solely by reason of affiliation with the other Reporting Persons described herein but for which this Reporting Person disclaims beneficial ownership)
--------------------------------------------------------------------------------
  10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
                                                             / /
--------------------------------------------------------------------------------
  11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                18.1% (includes 18.1% which the Reporting Person may be deemed to beneficially own solely by reason of affiliate with the other Reporting Persons described herein but for which this Reporting Person disclaims beneficial ownership)
--------------------------------------------------------------------------------
  12  TYPE OF REPORTING PERSON
                                      CO/HC
--------------------------------------------------------------------------------


                                  Page 3 of 8 pages
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     This Schedule 13G amends and replaces the Schedule 13D filed by the
Reporting Persons on September 29, 1994, as amended by Amendments No. 1 through 5, filed on February 3, 1995, January 4, 1996, June 17, 1996, October 8, 1996 and April 16, 1998, respectively, with respect to the Common Stock, par value $.01 per share ("Common Stock"), of Danskin, Inc., (the "Issuer"). The Reporting Persons are not reporting a change in beneficial ownership of the Common Stock.

ITEM 1.
  (a)     Name of Issuer:

          DANSKIN, INC.


  (b)     Address of Issuer's Principal Executive Offices:

          DANSKIN, INC.
          111 West 40th Street
          New York, New York 10018


ITEM 2.
  (a)     Name of Persons Filing:


  This Statement is being filed on behalf of SunAmerica Life Insurance Company, an Arizona stock life insurance company ("SunAmerica"), and SunAmerica Inc., a Maryland corporation and the parent company of SunAmerica (collectively the "Reporting Persons"). See Exhibit A attached hereto.



  (b)     Address of Principal Business Office of the Reporting Persons:

          1 SUNAMERICA CENTER
          LOS ANGELES, CA  90067


  (c)     Citizenship:

          See Item 2(a).


  (d)     Title of Class of Securities:

          COMMON STOCK

  (e)     CUSIP Number:

          236 365 102

ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR 13d-2(b) OR
          (c), CHECK WHETHER THE PERSON FILING IS A:

      Regarding SunAmerica:

  (a)     / /  Broker or Dealer registered under Section 15 of the Exchange Act;
  (b)     / /  Bank as defined in section 3(a)(6) of the Exchange Act;


                                  Page 4 of 8 pages
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  (c)     /X/  Insurance Company as defined in section 3(a)(19) of the Exchange
               Act;
  (d)     / /  Investment Company registered under section 8 of the Investment
               Company Act;
  (e)     / /  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f)     / /  An Employee Benefit Plan, or Endowment Fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);
  (g)     / /  Parent Holding Company or Control Person in accordance with
               13-1(b)(ii)(G);
  (h)     / /  A Savings Association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;
  (i)     / /  A Church Plan that is excluded from the definition of an
               Investment Company under Section 3(c)(14) of the Investment Company Act;
  (j)     / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


      Regarding SunAmerica Inc:

  (a)     / /  Broker or Dealer registered under Section 15 of the Exchange Act;
  (b)     / /  Bank as defined in section 3(a)(6) of the Exchange Act;
  (c)     / /  Insurance Company as defined in section 3(a)(19) of the Exchange
               Act;
  (d)     / /  Investment Company registered under section 8 of the Investment
               Company Act;
  (e)     / /  Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  (f)     / /  An Employee Benefit Plan, or Endowment Fund in accordance with
               Rule 13d-1(b)(1)(ii)(F);
  (g)     /X/  Parent Holding Company or Control Person in accordance with
               13-1(b)(ii)(G);
  (h)     / /  A Savings Association as defined in Section 3(b) of the Federal
               Deposit Insurance Act;
  (i)     / /  A Church Plan that is excluded from the definition of an
               Investment Company under Section 3(c)(14) of the Investment Company Act;
  (j)     / /  Group, in accordance with Rule 13d-1(b)(1)(ii)(H)


  Each Reporting Person disclaims beneficial ownership of any securities not held directly by such person. The filing of this Schedule 13G shall not be construed as an admission that a Reporting Person or any of its affiliates is, for the purposes of Section 13 of the Act, a member of a "group" with any of the other Reporting Persons. In addition, the filing of this Schedule 13G shall not be construed as an admission that a Reporting Person or any of its affiliates is the beneficial owner of any securities not held directly by such person for any purpose.

ITEM 4.   OWNERSHIP

  Provide the following information regarding the aggregate number and percentage of the class of securities of the issue identified in Item 1.


      Regarding SunAmerica:

  The information from paragraphs 5 through 9 and 11 of page 2 is incorporated herein by reference.


                                  Page 5 of 8 pages
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      Regarding SunAmerica Inc.:

  The information from paragraphs 5 through 9 and 11 of page 3 is incorporated herein by reference. SunAmerica Inc., is the direct parent of SunAmerica. Eli Broad, President, Chief Executive Officer and Chairman of the Board of SunAmerica Inc., controls approximately 41.3% of the total number of votes entitled to be cast by holders of voting securities of SunAmerica Inc. Mr. Broad disclaims beneficial ownership of the securities covered by this Schedule 13G.

ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

      NOT APPLICABLE.


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

      SEE ITEM 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

      SEE ITEMS 3 AND 4.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

      NOT APPLICABLE.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

      NOT APPLICABLE.

ITEM 10.  CERTIFICATION

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect. Notwithstanding the foregoing, the Reporting Persons make no certification as to the purpose for which they held securities covered by this Schedule 13G for any periods prior to the date hereof.


                                  Page 6 of 8 pages
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                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                        June 25, 1998


                                        SUNAMERICA LIFE INSURANCE COMPANY


                                        By: /s/ Jay S. Wintrob
                                            -------------------------------
                                            Jay S. Wintrob
                                            Executive Vice President


                                        SUNAMERICA INC.


                                        By: /s/ Jay S. Wintrob
                                            -------------------------------
                                            Jay S. Wintrob
                                            Vice Chairman


                                  Page 7 of 8 pages
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                                      EXHIBIT A

                 JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

     Pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree and consent (i) to the joint filing on their behalf of this Schedule 13G dated June 25, 1998 in connection with the common stock of Danskin, Inc., and (ii) to the joint filing on their behalf of any amendments thereto.

                                        June 25, 1998


                                        SUNAMERICA LIFE INSURANCE COMPANY


                                        By: /s/ Jay S. Wintrob
                                            -------------------------------
                                            Jay S. Wintrob
                                            Executive Vice President



                                        SUNAMERICA INC.


                                        By: /s/ Jay S. Wintrob
                                            --------------------------------
                                            Jay S. Wintrob
                                            Vice Chairman



                                  Page 8 of 8 pages